UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    ICO, INC.

                                (NAME OF ISSUER)

                           COMMON STOCK, NO PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)

                                    449293109

                                 (CUSIP NUMBER)

                               FEBRUARY 19, 2003

                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]  Rule 13d-1(b)
       [X]  Rule 13d-1(c)
       [ ]  Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449293109                     13G                    PAGE 2 of 6 PAGES


-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WILLIAM C. WILLOUGHBY
     ###-##-####
-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [ ]
     (b)  [ ]
-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3.   SEC USE ONLY

-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES CITIZEN
-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                    5.   SOLE VOTING POWER:
    NUMBER OF
                         830,309
     SHARES          - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                    6.   SHARED VOTING POWER:
   BENEFICIALLY
                         1,536,862
    OWNED BY         - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                    7.   SOLE DISPOSITIVE POWER:
      EACH
                         830,309
    REPORTING        - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

     PERSON         8.   SHARED DISPOSITIVE POWER:

      WITH               1,536,862
-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     2,443,564
-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
     9.9%
-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12.  TYPE OF REPORTING PERSON
     IN
-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

CUSIP NO. 449293109                     13G                    PAGE 3 of 6 PAGES


1.   NAME OF REPORTING PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

     CATHERINE  WILLOUGHBY  STEPHENS
     SSN:  143468808
-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [ ]
     (b)  [ ]
-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3.   SEC USE ONLY

-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES CITIZEN
-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                    5.   SOLE VOTING POWER:
    NUMBER OF
                         282,747
     SHARES          - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                    6.   SHARED VOTING POWER:
   BENEFICIALLY
                         1,536,862
    OWNED BY         - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                    7.   SOLE DISPOSITIVE POWER:
      EACH
                         282,747
    REPORTING        - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

     PERSON         8.   SHARED DISPOSITIVE POWER:

      WITH               1,536,862
-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     1,819,609
-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]

-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
     7.4
-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12.  TYPE OF REPORTING PERSON
     IN
-  - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

Introductory Note: This Schedule 13G supersedes in its entirety the ownership information of William C. Willoughby and Catherine Willoughby Stephens as set forth in the Form Schedule 13D originally filed on June 13, 1988, and as amended from time to time, with respect to no par value common stock of ICO, Inc.

Item 1(a)  Name of Issuer:
           ICO, Inc.

Item 1(b)  Address of Issuer's Principal Executive Office:
           5333 Westheimer, Suite 600
           Houston, Texas 77056

Item 2(a)  Names of Person Filing:
           William C. Willoughby
           Catherine Willoughby Stephens

Item 2(b)  Address of Principal Business Office, or if none, Residence:
           William C. Willoughby
           6250 Covered Bridge Rd.
           Pipersville, PA 18947
           Catherine Willoughby Stephens
           66 Haele Place
           Makawao, HI 96768

Item 2(c)  Citizenship:
           U.S.A.

Item 2(d)  Title of Class of Securities:
           Common Stock, no par value

Item 2(e)  CUSIP Number:
           449293109

Item 3     Filing required pursuant to the Rules 13d-1(b), or 13d-2(b):
           None of the reporting persons is an entity specified in Rule 13d-1(b)

Item 4     Ownership as of December 31, 2001:
(a)  Amount Beneficially Owned:
     (i) 830,309 shares owned of record by William C. Willoughby and 76,393 shares owned by Regina Willoughby, William C. Willoughby's wife.
     (ii) 282,747 shares owned of record by Catherine Willoughby Stephens and 6,758 shares owned by John Stephens, Catherine Willoughby Stephens' husband.
     (iii)1,536,862 shares are held in the estates of Mr. Willoughby's and Ms. Stephens' parents and living trusts established for the benefit of their parents. Mr. Willoughby and Ms. Stephens are each a co-executor of these estates and co-trustees of these trusts. As co-trustees and co-executors, the reporting persons share the power to vote and to dispose of these shares.
(b)  Percent  of  Class:
     (i) 9.9% -- as to shares owned of record and beneficially by William C. Willoughby.
     (ii) 7.4% -- as to shares owned of record and beneficially by Catherine Willoughby Stephens.
     (iii)6.2% -- as to shares held in trusts of which each of the reporting persons is a trustee.
(c)  Number  of  shares  as  to  which  William  C.  Willoughby  has:
     (i)  sole  power  to  vote  or  direct  the  vote:  830,309  shares.
     (ii) shared  power  to  vote  or  to  direct  the  vote:  1,536,862 shares.
     (iii)sole  power to dispose or direct the disposition of: 830,309 shares.
     (iv) shared power to dispose or direct the disposition of: 1,536,862 shares.
(d)  Number  of  shares  as  to which Catherine Willoughby Stephens has:
     (i)  sole  power  to  vote  or  direct  the  vote:  282,747  shares.
     (ii) shared  power  to  vote  or  direct  the  vote:  1,536,862  shares.
     (iii)sole power to dispose or direct the disposition of: 282,747 shares.
     (iv) shared power to dispose or direct the disposition of: 1,536,862 shares.

Item 5    Ownership  of  Five  Percent  or  Less  of  a  Class.
          Not  applicable.

Item 6 Ownership of more than Five Percent on Behalf of Another Person. Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
          Not  applicable.

Item 8    Identification  and  Classification  of  Members  of  the  Group.
          Not  applicable.

Item 9    Notice  of  Dissolution  of  Group.
          Not  applicable.

Item 10    Certification
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February  3,  2003


/s/  William  C.  Willoughby
-----------------------------------------
     William  C.  Willoughby


/s/  Catherine  Willoughby  Stephens
-----------------------------------------
     Catherine  Willoughby  Stephens

                                    AGREEMENT

     The undersigned hereby agree in writing pursuant to the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934 that the Schedule 13G to which this Agreement is attached is filed on behalf of each of the undersigned.



                                        /s/  William  C.  Willoughby
                                        ----------------------------------------
                                        William  C.  Willoughby


                                        /s/  Catherine  Willoughby  Stephens
                                        ----------------------------------------
                                        Catherine  Willoughby  Stephens


Dated:  February  3,  2003